Issuer Free Writing Prospectus filed

pursuant to Rule 433

supplementing the Prospectus

dated December 21, 2005

Registration No. 333-129338

UP TO 11.5 MILLION SHARES OF

COMMON STOCK, PAR VALUE $0.01 PER SHARE

INDICATIVE TERMS

Dated May 19, 2008

Issuer:	New York Community Bancorp, Inc. (“NYB”).

Ticker/Exchange:	NYB/NYSE.

Last sale price of NYB Common Stock:	$19.69 per share of Common Stock on May 16, 2008.

Title of Securities:	Common stock, $0.01 par value per share (“Common Stock”).

Offering:	Up to 10.0 million shares of Common Stock.

Overallotment Option:	Up to 1.5 million shares of Common Stock at the Public Offering Price less the Underwriting Fees within 30 days of the date of the prospectus supplement for the Offering, solely to cover overallotments, if any.

Public Offering Price:	To be determined based on market pricing.

Estimated Proceeds to NYB (before expenses):	$19.69 per share of Common Stock ($196.9 million total, excluding the Overallotment Option), based on the last sale price of NYB Common Stock.

Net Proceeds (after expenses):	Approximately $19.49 per share of Common Stock ($194.9 million total, excluding the Overallotment Option), based on the last sale price of NYB Common Stock.

Use of Proceeds:	The Issuer intends to use a portion of the Net Proceeds (after expenses) to offset the negative impact of prepaying approximately $3 billion to $4 billion of higher-cost wholesale borrowings with a weighted average interest rate of approximately 5%. The remainder of the Net Proceeds (after expenses) will be used for various other general corporate purposes.

The Issuer plans to replace higher cost wholesale borrowings with new wholesale borrowings at substantially lower rates.

The anticipated benefits of these actions are expected to be immediate and to beneficially impact the Issuer’s net interest margin and go-forward diluted earnings per share.

Settlement Date:	Friday, May 23, 2008.

Sole Manager:	Raymond James & Associates, Inc.

CAPITALIZATION

The following table sets forth our unaudited capitalization as of March 31, 2008 on an actual basis and on an as adjusted basis to give effect to the Offering assuming the shares of Common Stock are issued from authorized but unissued shares. The table is based on the last sale price of NYB Common Stock of $19.69 per share on May 16, 2008, net of estimated expenses, and assumes the exercise of the Overallotment Option. You should read this information in conjunction with the section entitled ”Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements of New York Community Bancorp, Inc. and the related notes, in our most recent Annual Report on Form 10-K, and with other reports filed with the Securities and Exchange Commission (the “SEC”) and incorporated by reference in the accompanying prospectus.

	As of March 31, 2008
	Actual	Pro forma as adjusted
	(in thousands of US dollars, except share data)
Long-term Federal Home Loan Bank of New York advances and repurchase agreements	$12,126,530	$12,126,530
Trust preferred securities	484,621	484,621
Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 shares authorized, no shares issued	—	—
Common stock, $0.01 par value, 600,000,000 shares authorized, 324,952,866 shares issued (actual), 600,000,000 shares authorized and 336,452,866 shares issued (as adjusted)	3,250	3,365
Additional paid-in capital	3,823,162	4,047,218
Retained earnings (substantially restricted)	370,453	370,453
Accumulated other comprehensive income, net of tax effect	(32,766)	(32,766)
Less:
Unallocated common stock held by Employee Stock Ownership Plan (“ESOP”)	(2,813)	(2,813)
Common stock held by Supplemental Executive Retirement Plan (“SERP”)	(3,113)	(3,113)

Total stockholders’ equity	4,158,173	4,382,344

Total capitalization	$16,769,324	$16,993,495

The Issuer has filed a registration statement (including a prospectus) with the SEC for the Offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer or the Sole Manager will arrange to send you the prospectus if you request it by contacting Raymond James & Associates, Inc. toll-free at 1-800-248-8863.

Forward-looking Statements and Associated Risk Factors

This document, like many written and oral communications presented by New York Community Bancorp, Inc. and its authorized officers, may contain certain forward-looking statements regarding its prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Issuer intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of such safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Issuer, are generally identified by use of the words “anticipate,” “believe,” “estimate,” “expect,”

“intend,” “plan,” “project,” “seek,” “strive,” “try,” or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions. The Issuer’s ability to predict results or the actual effects of its plans or strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results. For a discussion of risks that may cause actual results to differ from expectations, please refer to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007, including the sections entitled “Forward-looking Statements and Associated Risk Factors” and “Risk Factors,” and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, on file with the SEC.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Except as required by applicable law or regulation, the Issuer undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.